Delaware

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The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SILVERHILL MANAGEMENT SERVICES, INC.", CHANGING ITS NAME FROM "SILVERHILL MANAGEMENT SERVICES, INC." TO "FUEL DOCTOR HOLDINGS, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF SEPTEMBER, A.D. 2011, AT 2:52 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



4523760   8100

110973595

You may verify this certificate online
at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 9011930

DATE: 09-07-11

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Exhibit 3.2

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:52 PM 09/01/2011
FILED 02:52 PM 09/01/2011
SRV 110973595 – 4523760 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

SILVERHILL MANAGEMENT SERVICES, INC.

It is hereby certified that:

1.   The name of the corporation (hereinafter called the "corporation") is: SILVERHILL MANAGEMENT SERVICES, INC.

2.   The certificate of incorporation of the corporation is hereby amended by striking out Article First thereof and by substituting in lieu of said Article the following new Article:

FIRST: The name of the corporation (hereinafter called the "corporation") is: FUEL DOCTOR HOLDINGS, INC.

3   The certificate of incorporation of the corporation is further amended by affecting a 4.3 for 1 forward stock split of its issued and outstanding shares to be paid to holders of record on September 15, 2011. All fractional shares of stock shall be rounded upwards to the next whole number.

4   The amendments of the certificate of incorporation herein certified have been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on August 31, 2011

Mark Soffa, President and CEO

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